

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 17, 2010

Via U.S. Mail and Facsimile

Paul D. Delva, Esq.
Senior Vice President, General Counsel, and Corporate Secretary
Fairchild Semiconductor International, Inc.
82 Running Hill Road
South Portland, ME 04106

> **Re:** **Fairchild Semiconductor International, Inc.**
> **Form 10-K for the fiscal year ended December 27, 2009**
> **Filed February 25, 2010**
> **File No. 001-15181**

Dear Mr. Delva:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 11. Executive Compensation, page 104

1.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Paul D. Delva, Esq.
Fairchild Semiconductor International, Inc.
September 17, 2010
Page 2

       In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Gabriel Eckstein at (202) 551-3286 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 if you have any questions.

       Sincerely,

       Russell Mancuso
       Branch Chief